Flag Intermediate Holdings Corporation

Metals USA, Inc.

One Riverway, Suite 1100

Houston, Texas 77056

August 1, 2006

VIA EDGAR AND FACSIMILE (202) 772-9369

Securities and Exchange Commission

100 F Street, NE

Mail Stop 7010

Washington, D.C. 20549

Attn:	Mr. H. Roger Schwall

Re:	Flag Intermediate Holdings Corporation
Metals USA, Inc.
Form S-4 Initially Filed March 31, 2006 (the “Registration Statement”)

File No. 333-132918

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Flag Intermediate Holdings Corporation (“Flag Intermediate”) and Metals USA, Inc. (the “Company”), and each of the subsidiary guarantors listed on Appendix A attached hereto (the “Guarantors”), respectfully request that the effective date for the Registration Statement on Form S-4, as amended (File No. 333-132918), be accelerated to 9:00 a.m., Eastern Standard Time, on August 4, 2006, or as soon as practicable thereafter.

If you have any questions or comments on this matter, please feel free to call me at (713) 585-6408.

Very truly yours,

/s/ Robert C. McPherson, III

Robert C. McPherson, III

Senior Vice President and Chief Financial Officer

cc:	C. Lourenço Gonçalves/Metals USA, Inc.
John A. Hageman/Metals USA, Inc.
J. Vincent Kendrick/Akin Gump Strauss Hauer & Feld LLP

APPENDIX A

Subsidiary Guarantors

Allmet GP, Inc.

Allmet LP, Inc.

Interstate Steel Supply Co. of Maryland, Inc.

Intsel GP, Inc.

Intsel LP, Inc.

I-Solutions Direct, Inc.

Jeffreys Real Estate Corporation

Jeffreys Steel Holdings, L.L.C

Levinson Steel GP, Inc.

Levinson Steel LP, Inc.

Metals Receivables Corporation

Metals USA Building Products, L.P.

Metals USA Carbon Flat Rolled Inc.

Metals USA International Holdings, Inc.

Metals USA Finance Corp.

Metals USA Flat Rolled Central, Inc.

Metals USA Management Co., L.P.

Metals USA Plates and Shapes Southcentral, Inc.

Metals USA Plates and Shapes Southeast, Inc.

Metals USA Plates and Shapes Southwest, Limited Partnership

Metals USA Plates and Shapes Northeast, L.P.

Metals USA Realty Company

Metals USA Specialty Metals Northcentral, Inc.

MUSA GP, Inc.

MUSA LP, Inc.

MUSA Newark, L.L.C

Queensboro, L.L.C